                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. __) 1

                               Centris Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   155904 10 5
                                 (CUSIP Number)

                         Philo Smith, 2950 Summer Street
                  Stamford, Connecticut  06905   (203) 348-7365
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 14 Pages
____________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 155904105                                           Page 2 of 14 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Philo Smith

2         Check The Appropriate Box If A Member Of A Group
                   (a)  [ ]
                   (b)  [X]

_________________________________________________________________

3         SEC USE ONLY

_________________________________________________________________

4         Source Of Funds
                   AF

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                   [ ]

6         Citizenship Or Place Of Organization
                   United States citizen

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   None

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   373,800

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   None

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   373,800

11        Aggregate Amount Beneficially Owned By Each Reporting Person
                   398,300

12        Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
                   [ ]

13        Percent Of Class Represented By Amount In Row (11)
                   6.7%

14        Type Of Reporting Person
                   IN

                                  SCHEDULE 13D
CUSIP No. 155904105                                           Page 3 of 14 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Philo Smith & Co., Inc.

2         Check The Appropriate Box If A Member Of A Group
                   (a)  [ ]
                   (b)  [X]

_________________________________________________________________

3         SEC USE ONLY

_________________________________________________________________

4         Source Of Funds
                   AF

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                   [ ]

6         Citizenship Or Place Of Organization
                   Connecticut

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   None

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   69,200

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   None

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   69,200

11        Aggregate Amount Beneficially Owned By Each Reporting Person
                   69,200

12        Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
                   [ ]

13        Percent Of Class Represented By Amount In Row (11)
                   1.2%

14        Type Of Reporting Person
                   CO

                                  SCHEDULE 13D
CUSIP No. 155904105                                           Page 4 of 14 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   PSCO Partners Limited Partnership - 06 - 0921598

2         Check The Appropriate Box If A Member Of A Group
                   (a)  [ ]
                   (b)  [X]

_________________________________________________________________

3         SEC USE ONLY

_________________________________________________________________

4         Source Of Funds
                   WC

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                   [ ]

6         Citizenship Or Place Of Organization
                   Connecticut

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   None

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   69,200

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   None

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   69,200

11        Aggregate Amount Beneficially Owned By Each Reporting Person
                   69,200

12        Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
                   [ ]

13        Percent Of Class Represented By Amount In Row (11)
                   1.2%

14        Type Of Reporting Person
                   PN

                                  SCHEDULE 13D
CUSIP No. 155904105                                           Page 5 of 14 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   PSCO Partners Limited Partnership Two

2         Check The Appropriate Box If A Member Of A Group
                   (a)  [ ]
                   (b)  [X]

_________________________________________________________________

3         SEC USE ONLY

_________________________________________________________________

4         Source Of Funds
                   WC

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                   [ ]

6         Citizenship Or Place Of Organization
                   Connecticut

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   24,500

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   None

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   24,500

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   None

11        Aggregate Amount Beneficially Owned By Each Reporting Person
                   24,500

12        Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
                   [ ]

13        Percent Of Class Represented By Amount In Row (11)
                   0.4%

14        Type Of Reporting Person
                   PN

                                  SCHEDULE 13D
CUSIP No. 155904105                                           Page 6 of 14 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   PSCO Fund Limited

2         Check The Appropriate Box If A Member Of A Group
                   (a)  [ ]
                   (b)  [X]

_________________________________________________________________

3         SEC USE ONLY

_________________________________________________________________

4         Source Of Funds
                   WC

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                   [ ]

6         Citizenship Or Place Of Organization
                   Bermuda

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   None

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   304,600

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   None

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   304,600

11        Aggregate Amount Beneficially Owned By Each Reporting Person
                   304,600

12        Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
                   [ ]

13        Percent Of Class Represented By Amount In Row (11)
                   5.1%

14        Type Of Reporting Person
                   IV

                                  SCHEDULE 13D
CUSIP No. 155904105                                           Page 7 of 14 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Philo Smith Capital Corporation

2         Check The Appropriate Box If A Member Of A Group
                   (a)  [ ]
                   (b)  [X]

_________________________________________________________________

3         SEC USE ONLY

_________________________________________________________________

4         Source Of Funds
                   AF

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                   [ ]

6         Citizenship Or Place Of Organization
                   Connecticut

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   24,500

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   304,600

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   24,500

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   304,600

11        Aggregate Amount Beneficially Owned By Each Reporting Person
                   329,100

12        Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
                   [ ]

13        Percent Of Class Represented By Amount In Row (11)
                   5.5%

14        Type Of Reporting Person
                   CO

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D is filed with respect to the common stock of Centris Group, Inc. ("Centris Group"), 650 Town Center Drive, Suite 1600, Costa Mesa, California, 92626.


ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by Philo Smith, Philo Smith & Co., Inc., PSCO Partners Limited Partnership, PSCO Partners Limited Partnership Two, PSCO Fund Limited and Philo Smith Capital Corporation.

          PSCO Partners Limited Partnership ("PSCO Partners") is a Connecticut limited partnership located at 2950 Summer Street, Stamford, Connecticut 06905. It is an investment partnership. Its General Partners are Philo Smith, an individual, and Philo Smith & Co., Inc., a Connecticut corporation (the "Company"), both located at 2950 Summer Street, Stamford, Connecticut 06905. The principal occupation of Philo Smith is to provide financial advisory services. The principal business of the Company is to engage in corporate finance activities, to act as General Partner of PSCO Partners, and to publish a monthly journal concerning the insurance industry.

          The directors of the Company are Philo Smith, James E. Inglis, 2950 Summer Street, Stamford, Connecticut 06905, whose principal occupation is acting as Vice President, Treasurer and Secretary of the Company, James A. Amen, 2950 Summer Street, Stamford, Connecticut 06905, whose principal occupation is acting as Vice President of the Company, and George M. Whitmore, Jr., 4 Cedarwood Drive, Greenwich, Connecticut 06830, a self-employed management consultant. The officers are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

          PSCO Partners Limited Partnership Two ("PSCO Partners Two") is a Connecticut limited partnership located at 2950 Summer Street, Stamford, Connecticut 06905. It is an investment partnership. Its General Partner is Philo Smith Capital Corporation, a Connecticut corporation ("Capital"), located at 2950 Summer Street, Stamford, Connecticut, 06905. The principal business of Capital is investment management and corporate finance. Capital's directors are Philo Smith, James E. Inglis, James A. Amen, and George M. Whitmore, Jr. The officers of Capital are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

          PSCO Fund Limited is an open-end investment company incorporated in Bermuda and located at 6 Front Street, Hamilton 11, Bermuda. The principal business of PSCO Fund Limited is investment management. The directors of PSCO Fund Limited are Philo Smith, Dr. Ernst Baumgartner, employed by DUNA INVEST, 1010 Wien, Salztorgasse 512, Austria, Frank N.C. Lochan, Senior Vice President, Trilon Financial Corporation, BCE Place, 181 Bay Street, P. O. Box 171, Suite 4420, Toronto, Ontario, Canada, M5J 2T3, John C.R. Collis, partner, Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and David
          T. Smith, Senior Manager, Corporate Trust, The Bank of Bermuda Limited, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. The officers of PSCO Fund Limited are Frank N.C. Lochan, Chairman and President and David T. Smith, Vice President and Secretary. The investment advisor for PSCO Fund Limited is Capital.

          None of the reporting persons nor any of the other persons identified in this item has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None, during the past five years, has been a party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws. Each natural person identified above is a U.S. citizen except for Frank N.C. Lochan, a Canadian citizen, Dr. Ernst Baumgartner, an Austrian citizen and John C.R. Collis and David
          T. Smith, both of whom are British citizens.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The amount of funds expended for the shares of common stock of Centris Group held by PSCO Partners was approximately $1,483,403 (including commissions). PSCO Partners used cash available to it for such purchases, and no borrowed funds were involved.

          The amount of funds expended for the shares of common stock of Centris Group held by PSCO Partners Two was approximately $546,532 (including commissions). PSCO Partners Two used cash available to it for such purchases, and no borrowed funds were involved.

          The amount of funds expended for the shares of common stock of Centris Group held by PSCO Fund Limited was approximately $6,494,195 (including commissions). PSCO Fund Limited used cash available to it for such purchases, and no borrowed funds were involved.


                               Page 9 of 14 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the purchases by the reporting persons has been to acquire shares for investment. Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and Capital may purchase additional shares of Centris Group, from time to time, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Although none of these persons has a present intention to sell the shares anticipated to be acquired, one or all of them might determine to sell some or all of such shares based upon need for funds, price, and similar factors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          PSCO Partners owns 69,200 shares of Centris Group common stock, or approximately 1.2% of the outstanding shares of that class. PSCO Partners Two owns 24,500 shares of Centris Group common stock, or approximately 0.4% of the outstanding shares of that class. PSCO Fund Limited owns 304,600 shares of Centris Group common stock, or approximately 5.1% of the outstanding shares of that class.

          Philo Smith and the Company share voting and investment power with respect to shares held by PSCO Partners. Capital has sole voting and investment power with respect to shares held by PSCO Partners Two. Philo Smith and Capital share voting and investment power with respect to shares held by PSCO Fund Limited.

          With respect to shares held by PSCO Partners, PSCO Partners Two, and PSCO Fund Limited, no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, shares of Centris Group.

          By virtue of the investment and voting arrangement described above, Philo Smith and the Company beneficially own 69,200 shares of the common stock of Centris Group, or approximately 1.2% of the outstanding, held by PSCO Partners, Capital beneficially owns 24,500 shares of the common stock of Centris Group, or approximately 0.4% of the outstanding, held by PSCO Partners Two, and Philo Smith and Capital beneficially own 304,600 shares of the common stock of Centris Group, or approximately 5.1% of the outstanding, held by PSCO Fund Limited.


                               Page 10 of 14 Pages

          In the past sixty days, PSCO Fund Limited has effected the following transactions in the common stock of Centris Group, each a purchase through a normal brokerage transaction in the over-the-counter market:

          TRADE DATE              NUMBER OF SHARES      PRICE

          08/28/97                      7,200           22.125
          08/29/97                     15,100           22.1875
          09/02/97                     10,000           22.1875
          09/03/97                     10,000           22
          09/10/97                     60,000           20.5
          09/16/97                     10,000           20.5
          09/17/97                     30,000           20.5
          09/18/97                     10,000           19.875
          09/19/97                      9,000           19.8125
          09/22/97                      5,000           19.5
          09/23/97                     26,000           19.5
          10/06/97                      8,000           22.125
          10/07/97                      7,000           22.0625
          10/08/97                      0,000           22.1875
          10/10/97                     12,700           22.8637
          10/16/97                      2,000           23
          10/17/97                      2,600           22.75
          10/21/97                      5,400           22.5625
          10/23/97                      4,600           22.4375

          In the past sixty days, PSCO Partners has effected the following transactions in the common stock of Centris Group, each a purchase through a normal brokerage transaction in the over-the-counter market:

          TRADE DATE              NUMBER OF SHARES      PRICE

          09/08/97                     33,500           21.3358
          09/09/97                      6,500           20.5
          09/16/97                        500           20.625

          In the past sixty days, PSCO Partners Two has effected the following transactions in the common stock of Centris Group, each a purchase through a normal brokerage transaction in the over-the-counter market:

          TRADE DATE              NUMBER OF SHARES      PRICE

          08/27/97                      4,500           22.125

          Each filing party disclaims membership with any other filing party in a "group", as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. PSCO Partners owns its shares of Centris Group separately from PSCO Partners Two and PSCO Fund Limited, and PSCO Partners.

          Two and PSCO Fund Limited own their respective shares of Centris Group separately from each other. Although they have a common investment advisor, from whom each takes its name, and common investment goals, PSCO Partners, PSCO Partners Two and PSCO Fund Limited have no agreement or understanding for concerted action in acquiring, holding or disposing of shares of the common stock of Centris Group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Apart from the agreements and relationship described above in this Schedule and the agreements between (a) the Company and PSCO Partners,
          (b) Capital and PSCO Partners Two, and (c) Capital and PSCO Fund Limited, there is no contract, arrangement, understanding or relationship among Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and Capital, nor between those parties collectively and any other person, with respect to the common stock of Centris Group.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A:   Consent to joint filing

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated this 24th day of October, 1997


                                        /s/ Philo Smith
                                        Philo Smith


                                        PHILO SMITH & CO., INC.


                                        By:  /s/ Philo Smith
                                             Philo Smith, President


                                        PSCO PARTNERS LIMITED PARTNERSHIP


                                        By:  /s/ Philo Smith
                                             Philo Smith, General Partner


                                        PSCO PARTNERS LIMITED PARTNERSHIP TWO


                                        By:  /s/ Philo Smith
                                             Philo Smith, President of
                                             Philo Smith Capital
                                             Corporation, General Partner


                                        PSCO FUND LIMITED


                                        By:  /s/ Philo Smith
                                             Philo Smith, General Manager


                                        PHILO SMITH CAPITAL CORPORATION


                                        By:  /s/ Philo Smith
                                             Philo Smith, President


                               Page 13 of 14 Pages

                                    Exhibit A

                             CONSENT TO JOINT FILING


          The undersigned agree and confirm that the Schedule 13D with respect to the common stock of Centris Group, Inc., to which this consent is attached as an exhibit is, and subsequent amendments thereof will be, filed on behalf of each of the undersigned.

                                        Dated this 24th day of October, 1997.


                                        /s/ Philo Smith
                                        Philo Smith


                                        PHILO SMITH & CO., INC.


                                        By:  /s/ Philo Smith
                                             Philo Smith, President


                                        PSCO PARTNERS LIMITED PARTNERSHIP


                                        By:  /s/ Philo Smith
                                             Philo Smith, General Partner


                                        PSCO PARTNERS LIMITED PARTNERSHIP TWO


                                        By:  /s/ Philo Smith
                                             Philo Smith, President of
                                             Philo Smith Capital
                                             Corporation, General Partner


                                        PSCO FUND LIMITED


                                        By:  /s/ Philo Smith
                                             Philo Smith, General Manager


                                        PHILO SMITH CAPITAL CORPORATION


                                        By:  /s/ Philo Smith
                                             Philo Smith, President


                               Page 14 of 14 Pages